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Exhibit 99.2

THE STATE CORPORATION COMMISSION
OF THE STATE OF KANSAS

Before Commissioners:	Brian J. Moline, Chair John Wine Robert E. Krehbiel
In the Matter of the Investigation Into the	)
Affiliate Transactions Between UtiliCorp	)	Docket No. 02-UTCG-701-GIG
United, Inc. (UCU) and Its Unregulated	)
Businesses.

ORDER ON RECONSIDERATION

        The above captioned matter comes on before the State Corporation Commission of the State of Kansas (Commission) for consideration and decision. Having reviewed its files and records, and being otherwise advised in the matter, the Commission enters its Order on Reconsideration.

        1.     On May 7, 2003, the Commission entered its Order Directing Further Investigation. That order identified the issue under investigation was whether Aquila's financial plan and debt restructuring plan, including the use of Kansas public utility assets as collateral, are consistent with the applicable statutory standards. The Commission specifically stated that it would evaluate Aquila's request to use Kansas utility assets as collateral in terms of the following regulatory questions:

    i)
    Whether the collateralization is for a level of debt that is reasonable and appropriate to finance Kansas utility operations.

    ii)
    Whether the debt supported by the collateral will be paid off within a fixed number of years, such number of years appropriately related to the utility purpose of the collaterization.

    iii)
    Whether the extent of collateralization of Kansas utility assets is comparable to the collateralization of utility property in each of the other states in which Aquila serves as a public utility, and to other utilities serving Kansas customers.

    iv)
    Whether the collateral—which Aquila would encumber—is confined to assets specified in the new loan agreement, or whether the collateralization also could include after-acquired property and to what extent.

        2.     The Commission also noted in the May 7, 2003 Order its concern that an encumbrance place upon utility assets would restrict Aquila's ability to comply with any future Commission order. The Commission further noted its concern that the market value and, thus, the liquidation or realizable value of Aquila's assets, might be significantly less than the amount recorded on Aquila's balance sheet as of December 31, 2002, and in that instance, proceeds from liquidating nonutility investments may be insufficient to pay off debt incurred for those nonutility investments without eroding Aquila's common equity. The Commission therefore directed its Staff to review Aquila's financial and debt restructuring plan, financial reports and projections. In particular, the May 7, 2003 Order required cash flow analyses be developed to evaluate Aquila's financial plan and to establish a target level of debt for Aquila's utility operations in Kansas.

        3.     On May 27, 2003, Aquila sought reconsideration of the May 7, 2003 Order. Aquila requests the Commission to consider (1) deferring the cash flow analyses required by the May 7, 2003 Order and implement an interim procedure to expedite the evaluation of its financial plan and the collateralization issue raised in its April 18, 2003 Motion; (2) adopting interim guidelines that eliminate the need for the company to seek Commission permission to execute transactions contemplated under its financial plan; and (3) clarifying the interim standstill provisions contained in the May 7, 2003 Order.

        4.     On June 16, 2003, Staff filed a Response to Aquila's Petition for Reconsideration. According to Staff, Aquila does not recognize the importance of cash flow analyses in determining the appropriate level of debt for its Kansas utility operations. Staff states that the development of historic "cash flow analyses is the only effective way to determine the amount of Aquila's consolidated debt attributable to domestic utility business." Reply at ¶ 8. Staff also points out that as Aquila sells off its nonutility investments, it leaves behind certain debt (not incurred for utility operations) to be funded by utility operations. Staff argues that knowing the level of debt attributable to utility operations is an important fact to know as Aquila continues to operate as a public utility subject to the ratemaking jurisdiction of the Commission. Staff recommends that the Commission reject Aquila's "interim guidelines" that would establish an interim capital structure. Staff argues that in future rate cases, the Commission may consider other alternative capital structures which could afford ratepayers a greater level of protection against nonutility losses. In addition, Staff requests that the Commission strike portions of Aquila's petition, claiming that Aquila inappropriately disclosed Staff's discussions made during confidential settlement negotiations.

        5.     On June 18, 2003, Aquila filed a reply to Staff's response. Aquila first argues that Staff's motion to strike should not be granted. Aquila asserts that there was no attempt to disclose confidential settlement discussions by that Aquila was addressing complexities of issues and Aquila's timing concerns, as raised at the prehearing conference held on May 16, 2003. Aquila explains that it is not seeking to eliminate the cash flow analyses but emphasizing Aquila's timing concerns as it executes the transactions proposed in its financial plan.

        A.    Cash Flow Analyses

        6.     Aquila questions the need for cash flow analyses at this time and requests that the analyses be deferred until the completion of the divestitures "or at a time certain in the future (18 months from now)." Petition at ¶ 5(3). The Commission will deny this request. In the May 7, 2003 Order, the Commission described the importance of distinguishing between debt incurred for utility purposes and for nonutility purposes. As Staff correctly points out, the Commission ultimately must determine the appropriate capital structure for Aquila's Kansas utility operations, one that reflects Aquila's actual operations. The information also will enable the Commission, as it evaluate Aquila's Financial Plan, to establish a schedule by which Aquila can reasonably achieve that debt reduction, and to assess periodically Aquila's progress in meeting that schedule. Moreover, should the Commission at some point decide that Aquila's Kansas utility business should be incorporated in a separate subsidiary, it will be important to know the debt level properly allocable to that subsidiary. Finally, although the Commission is not setting rates in this proceeding, and is issuing no order in this proceeding that will bind the Commission in the next rate proceeding, Aquila's management, and its debt and equity investors, should have in mind the Commission's expectations as to the proper capital structure when Aquila submits its next rate filing.

        7.     Aquila argues that as a result of its selling off of its nonutility businesses, it soon will have no nonutility cash flow to analyze. That result, while obviating nonutility cash flow statements going forward, does not negate the reasons, described in the preceding paragraph, requiring historic cash flow analyses of Aquila's utility operations in Kansas and of Aquila's other businesses.

        8.     The issue is not merely one of "protect[ing] consumers from not being assigned nonutility debt." Petition at ¶7. The issue is one of establishing targets and timelines, based on the best available information about cash flows necessary to fund the utility operations. While Aquila is correct that prudent sales of its nonutility assets need not await a cash flow analyses, nor is there any reason to defer the analyses until the completion of the divestitures "or at a time certain in the future (18 months from now)." Petition at ¶5(3). The sooner the analysis is available, the more guidance all participants will have.

        B.    Interim Procedure

        9.     Aquila seeks clarification of the procedures to follow as it carries out its proposed financial plan and the divestiture of nonutility assets. The Commission must assure the divestiture process (a) maximizes the proceeds and (b) channels the proceeds expeditiously into the most economical debt repayment opportunities.

        10.   Consequently, Aquila shall file, on a monthly basis, (a) a narrative report indicating for each asset sale the purchaser, the price and the actions Aquila took to assure that the sale took place under circumstances which maximized the proceeds; (b) before and after balance sheets, income statements and cash flow statements reflecting the impact of all asset sales to date; and (c) pro forma balance sheet, income statement and cash flow statement reflecting projections of any transactions under consideration or in the process of consummation. This information will allow the Commission to assess the financial impact of a proposed transaction on Aquila's utility operations and facilitate consideration of any proposed transaction brought before the Commission for approval. Should Aquila believe that the pro forma financial statements contain confidential information, Aquila shall submit this material with the appropriate confidentiality request and justification therefor.

        11.   As to Aquila's request to be able to implement its asset sales without seeking waiver or approval from the Commission, such an approach would not serve the public interest. Other utilities in Kansas that have divested their nonutility investments have argued in the past that they do not want to be forced by Commission deadlines to make "fire sales." Similarly, the Commission does not want ratepayers to be forced by company deadlines into receiving insufficient revenues. The standards and review processes must be adequate to assure that a utility sale, like a utility purchase, is reasonably taking into account all feasible alternatives. The Commission must set the standards, it must have the information necessary to assure that Aquila is satisfying those standards, and it must be in a position to hold Aquila accountable should Aquila's performance fall short. Aquila therefore should expect to justify to the Commission, in advance, each divestiture. Such justification should include the information in paragraph 10(a) of this Order. As a more general matter, it is unclear to the Commission—because Aquila has never explained it—why it is that a divestiture that is presumably beneficial to both the seller and the buyer somehow becomes undesirable if it is not completed on the date desired by the parties or if the Commission undertakes a review. The Commission will deploy its limited resources to give expeditious review of all such divestitures.

        12.   The Commission finds that a prehearing conference should be held as soon as practicable to establish a procedural schedule and hearing date for Aquila's motion to secure Kansas utility assets and motion to approve the sale of its Canadian properties. The prehearing conference should also ascertain the status of the parties, discuss any discovery issues and consider any other matter to assist in an orderly and efficient investigation and hearing process. Aquila's timing concerns must be balanced with need to develop an appropriate record upon which the Commission can render a decision.

        C.    Interim Standstill Protections

        13.   In the May 7, 2003 Order, the Commission imposed interim standstill protections. Those protections provided that Aquila shall not, unless Commission approval is granted:

    i)
    Pledge regulated utility assets, presently devoted to serving Kansas retail customers, for the benefit of its current and prospective lenders;

    ii)
    Invest any money in any existing or new nonutility businesses;

    iii)
    Incur any new indebtedness other than in the ordinary course of business;

    iv)
    Commit to any modification of existing indebtedness;

    v)
    Pay any dividends; or

    vi)
    Commit to any other financial transaction that would not be reversible upon an order of the Commission.

        14.   Aquila seeks modification of interim standstill protection (ii) to read "Invest any money in any existing or new non-utility business except in the ordinary course of business or to fulfill an existing financial, contractual or operational obligation." The proposed modification is too broad with respect to new nonutility business and investments. However, the Commission will modify interim standstill protection (ii) to the following extent:

    Aquila shall not, without prior Commission approval, invest any money in new nonutility business and nor shall Aquila invest in any existing business except in the ordinary course of business or to fulfill an existing financial, contractual or operational obligation.

        15.   Aquila also seeks modification of interim standstill protections (iii) and (iv) to read "Incur any new or modify any existing indebtedness other than in the ordinary course of business. This protection is not intended to either prohibit or interfere with the non-domestic utilities' abilities to fulfill their obligations to provide safe and reliable service to their customers." The proposed modification is too broad; however, the Commission will modify and combine interim standstill protections (iii) and (iv) to the following extent:

    Aquila shall not, without prior Commission approval, incur any new or modify any existing indebtedness other than routine, short-term borrowings incurred in the ordinary course of business for working capital needs. This protection is not intended to either prohibit or interfere with the non-domestic utilities' abilities to fulfill their obligations to provide safe and reliable service to their customers.

        16.   Aquila also seeks a related modification to interim standstill protection (vi) so that it will read "Commit to any financial transaction other than those transactions performed in the ordinary course of business or listed in the financial plan that would not be reversible upon an order of this Commission, provided that Aquila has complied with the interim guidelines and safeguards issued by the Commission relating to the divestiture of non-domestic utility and non-regulated investments while this manner is pending." The proposed modification is too broad, however, in light of the modifications above, the Commission will modify interim standstill protection (vi) to the following extent:

    Aquila shall not, without prior approval, enter into any further contract or agreement that: (1) alienates, conveys or creates an interest (e.g., through stock or debt issuance, securitization arrangement) in Aquila's assets, including any agreement to modify an existing obligation to alienate, convey or create an interest in Aquila's assets, or (2) relates to products or services not required for the provision of continuing utility operations without prior notice to, and approval of, the Commission.

        17.   The Commission notes that Aquila previously filed a motion seeking approval of the Midlands transaction. It appears that Aquila went ahead and consummated the Midlands transaction prior to the effective date of the May 7, 2003 Order or completed the transaction to the extent Aquila could not take action to prevent the consummation of the transaction without facing legal ramifications. Aquila thus has taken actions which render the interim standstill protections inapplicable. However, should the Midlands transaction contemplated prior to May 7, 2003, be materially modified with respect to the exchange of consideration or if Aquila contemplates selling the Midlands investment to a different purchaser, Aquila must seek prior Commission approval.

        18.   As noted in prior orders, the Commission will not require Aquila's customers to subsidize, or in any other way, assist a utility that has leveraged itself beyond the level required by prudent utility operations. Indeed, there is no requirement under Kansas statutes that the Commission set utility rates at a level that will guarantee, irrespective of countervailing consumer interests, the continued financial integrity of the utility concerned. Kansas Gas & Electric Co. v. KCC, 239 Kan. 483, 488-89, 720 P. 2d 1063 (1986).

        IT IS, THEREFORE, BY THE COMMISSION ORDERED:

        (A)  Aquila's Petition for Reconsideration is ruled upon as stated above. An interim procedure for seeking Commission approval of proposed transactions is adopted. The interim standstill protections contained in the May 7, 2003 Order are modified as provided above. Aquila's request to defer the development of cash flow analyses is denied.

        (B)  Notice is given that a prehearing conference shall be held in this matter on July 9, 2003, commencing at 9:00 a.m. This prehearing conference will be conducted in the Third Floor Hearing Room at the Commission's Offices, 1500 S.W. Arrowhead Road, Topeka, Kansas for purposes noted above. The Commission directs that Advisory Counsel be appointed hearing examiner at the prehearing conference. At the prehearing conference, this proceeding, without further notice, may be converted into a conference hearing or summary proceeding for disposition of the matter, as allowed under the Kansas Administrative Procedures Act. See K.S.A. 77-516.

        (C)  Any party who fails to attend or participate in the hearing or any other stage of this proceeding may be held in default under the Kansas Administrative Procedures Act, K.S.A. 77-520. The attorneys designated to appear for the agency in this proceeding are Ms. Susan B. Cunningham, General Counsel, and Ms. Anne Bos, Assistant General Counsel, 1500 S.W. Arrowhead Road, Topeka, Kansas 66604; (785) 271-3110.

        (D)  In light of the complexities of the case, the Commission declines to strike portions of Aquila's Petition for Reconsideration. However, Aquila should take care in the future to not disclose confidential settlement discussions. Confidentiality is necessary for frank and open settlement discussions.

        (E)  The interim standstill protections, as contained n the May 7, 2003 Order, will not be applied to the Midlands transaction with respect to the current purchaser.

        (F)  A party may file a petition for reconsideration of this Order within 15 days of the service of this Order. If this Order is mailed, service is complete upon mailing, and three days may be added to the above time frame.

        (G)  The Commission retains jurisdiction over the subject matter of this investigation and the parties for the purpose of entering such further order or orders as it may deem necessary and proper.

        BY THE COMMISSION IT IS SO ORDERED.

        Moline, Chr.; Wine, Comm.; Krehbiel, Comm.

        Dated: June 26, 2003

June 26, 2003
/s/ Susan K. Duffy Susan K. Duffy Executive Director

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THE STATE CORPORATION COMMISSION OF THE STATE OF KANSAS
ORDER ON RECONSIDERATION